ROYALTY PARTICIPATION AGREEMENT

THIS ROYALTY PARTICIPATION AGREEMENT (this "Agreement"), made and entered into as of
January 22, 2021 (the "Effective Date"), by and between:

BETWEEN:

REPLICEL LIFE SCIENCES INC., a corporation existing under the laws of British Columbia, having offices at 900 - 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1

("RepliCel")

AND

MAINPOINTE PHARMACEUTICALS, LLC, a corporation existing under the laws of the State of Kentucky, in the United States of America, having offices at 2604 River Green Circle, Louisville, KY, 40206, USA

(hereinafter called "MainPointe")

(RepliCel and MainPointe each a "Party" and collectively, the "Parties")

WHEREAS, pursuant to a Share Purchase Agreement between RepliCel and MainPointe dated as of the Effective Date, RepliCel has agreed to pay a royalty to MainPointe on Royalty Income (as defined below) generated by RepliCel with respect to the RepliCel Products (as defined below).

AND WHEREAS the Parties have agreed to execute and deliver this Agreement to set forth how the Royalties (as defined below) will be calculated and paid.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and the representations, warranties, covenants and agreements herein contained, the Parties agree as follows:

1. DEFINITIONS

1.1 Definitions.  In addition to capitalized terms defined elsewhere in this Agreement, the following capitalized terms shall have the meanings set forth below:

(a) "Accounting Period" has the meaning set out in Section 2.3.

(b) "Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such other Person. For purposes of this definition, a Person shall be deemed to control another entity if it owns or controls, directly or indirectly, at least fifty percent (50%) of the voting securities of another entity (or other comparable ownership interest for an entity other than a corporation) or if it has management control of the other entity.

(c) "Aggregate Royalty" has the meaning set out in Section 2.2.

(d) "DSC Products" means Replicel's RCH-01 (DSC Therapy for Treatment Androgenic Alopecia) and any other product which utilizes, or is otherwise comprised of, the dermal sheath cup cells patented by RepliCel.

(e) "NBDS Products" means Replicel's RCS-01 (NBDS Fibroblast Therapy - Treatment for Aging Skin), RCT-01 (NBDS Fibroblast Therapy - Treatment for Chronic Tendinosis), and any other product which utilizes, or is otherwise comprised of, the non-bulbar dermal sheath cells patented by RepliCel.

(f) "Royalty Income" means the amount (less applicable taxes):

(i) earned by RepliCel and/or its Affiliates; and

(ii) paid to RepliCel and/or its Affiliates by licensees or distributors (excluding sales made by MainPointe or its Affiliates) on sales of RepliCel Products.

(g) "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, but not including a government or political subdivision or any agency or instrumentality of such government or political subdivision.

(h) "Proprietary Information" has the meaning set out in Section 4.2(b).

(i) "RepliCel Products" means, collectively, the NBDS Products and the DSC Products.

(j) "Term" has the meaning set out in Section 2.2.

2. ROYALTY AND PAYMENT TERMS

2.1 Royalty.  Upon the terms and subject to the conditions of this Agreement, RepliCel agrees to:

(a) pay MainPointe a royalty of five percent (5%) of its Royalty Income from NBDS Products sold (the "NBDS Royalty"); and

(b) pay MainPointe a royalty of twenty percent (20%) of its Royalty Income from DCS Products sold (the "DCS Royalty"),

(collectively, the NBDS Royalty and the DCS Royalty are the "Royalties")

2.2 Term. The term of this Agreement (the "Term") shall commence on the Effective Date and continue until MainPointe has been paid sixteen million dollars ($16,000,000.00) in Royalties ("Aggregate Royalty"), unless this Agreement is otherwise terminated as set out herein.

2.3 Manner of Payment.  Payments of Royalties due to MainPointe under this Section 2 are due thirty (30) days after the end of each three (3) month period ending January 31, April 30, July 31 and October 31 each year ("Accounting Period"), and shall be paid in US dollars by cheque, wire transfer to an account designated by MainPointe or as otherwise agreed by the Parties.

3. REPORTS AND PAYMENTS

3.1 Recordkeeping.  RepliCel shall, and shall obligate its Affiliates to, keep full and accurate records (prepared in accordance with [International Financial Reporting Standards (IFRS)] consistently applied) of RepliCel and its Affiliates' sales of RepliCel Products and such other matters as may affect the determination of the Royalties payable to MainPointe hereunder.  Such records shall be kept at RepliCel or its Affiliates' principal place of business and, with all necessary supporting data, books and ledgers, shall, during all reasonable times for the three (3) years following the end of the Accounting Period to which each shall pertain, be open for inspection at reasonable times during normal business hours (and upon at least ten (10) business days prior written notice no more than two times per calendar year by an independent audit firm selected by MainPointe (and reasonably acceptable to RepliCel) for the purpose of verifying the accuracy of any payment report required under this Agreement or any Royalties payable hereunder. The results of each inspection shall be binding on both MainPointe and RepliCel absent mathematical error. MainPointe shall bear all costs associated with such inspections unless any such inspection uncovers a discrepancy of more than one hundred thousand US dollars (100,000.00 USD) in which case RepliCel shall bear sole liability for the costs associated with the inspection.

3.2 Reports.  Within thirty (30) days after the end of each Accounting Period, RepliCel shall deliver to MainPointe a true and accurate report, providing the information set out in Section 3.3 for the preceding Accounting Period under this Agreement, along with the amount of Royalties payable for such Accounting Period.

3.3 Accounting.  With each quarterly payment, RepliCel shall deliver to MainPointe the report described in Section 3.2, which shall provide the following information:

(a) quantity of each RepliCel Product sold by RepliCel or its Affiliates during the applicable Accounting Period;

(b) actual Royalty Income for each RepliCel Product;

(c) the currency conversion rate used and US dollar-equivalent of such sales; and

(d) total Royalties payable to MainPointe including a calculation thereof.

All reports under this Section 3.3 shall be confidential information of RepliCel.

3.4 Tax Cooperation.  The Parties shall (and, if requested to do so, shall cause their respective Affiliates to): (i) use commercially reasonable efforts to assist the other Party in preparing for or defending against any audit, investigation, claim, dispute or controversy relating to taxes against the Royalties; and (ii) make available to the other Party and to any taxing authority in connection with, any audit, investigation, claim, dispute or controversy relating to taxes regarding the Royalties.

4. CONFIDENTIALITY OF INFORMATION

4.1 Confidentiality Obligations.  MainPointe shall not disclose any aspect of the Proprietary Information of RepliCel except to MainPointe's employees and contractors, and RepliCel shall not disclose any aspect of the Proprietary Information of MainPointe except to its employees and contractors, with any such permitted disclosure being limited to such authorized persons/entities that: have a need to know and obtain access thereto to carry out such Party's rights and obligations under this Agreement; and who agree to maintain the proprietary and confidential nature of such material and agree to limit the use and copying thereof and access thereto as required by the terms of this Agreement.

4.2 Proprietary Procedures.  This Section 4.2 sets out procedures by which information regarded as proprietary by a Party ("Discloser") may be disclosed to the other Party ("Recipient").  MainPointe acknowledges that "Proprietary Information" of RepliCel includes, among other items, any and all aspects of the RepliCel Products and the terms of this Agreement (including price and details regarding sales of RepliCel Products). RepliCel acknowledges that "Proprietary Information" of MainPointe includes, among other things the terms of this Agreement.  As to both Parties, Proprietary Information also includes information that:

(a) is disclosed to Recipient by Discloser or a person having an obligation of confidence to Discloser and is designated as proprietary by or on behalf of Discloser; or

(b) pertains to Discloser or its business and is not known in the relevant industry or industry segment;

provided that Proprietary Information of either Party shall not include any data or information that:

(i) at the time of disclosure, is in or, after disclosure, becomes part of the public domain through no fault of the Recipient;

(ii) prior to disclosure by the Discloser, was already in the possession of the Recipient, as evidenced by written records kept by the Recipient in the ordinary course of its business, or as evidenced by proof of actual prior use by the Recipient;

(iii) is independently developed by the Recipient, by persons having no direct or indirect access to the Discloser's Proprietary Information provided that the Recipient shall have the onus of so proving on a reasonable basis;

(iv) subsequent to disclosure, is obtained from a third person: (A) who is lawfully in possession of the information; (B) who is not in violation of any contractual, legal, or fiduciary obligation to either Party, as applicable, with respect to that information; and (C) who does not prohibit Recipient from disclosing the information to others.

4.3 Security Obligations.  Proprietary Information will be maintained under secure conditions by a Recipient, using reasonable security measures, and in any event, not less than the same security procedures used by Recipient for the protection of its own Proprietary Information of a similar kind.

4.4 Ordered Disclosure.  If a Recipient is ordered by a court, administrative agency, or other governmental body of competent jurisdiction to disclose Proprietary Information, or if a Recipient is served with or otherwise becomes aware of a motion or similar request that such an order be issued, then Recipient will not be liable to Discloser for disclosure of Proprietary Information required by such an order if Recipient complies with the following requirements:

(a) Recipient shall immediately notify Discloser of the motion or order; and

(b) Recipient shall join or agree to (or at a minimum shall not oppose) a motion or similar request by Discloser for an order protecting the confidentiality of the Proprietary Information, including joining or agreeing to (or not opposing) a motion for leave to intervene by Discloser.

5. REPRESENTATIONS AND WARRANTIES

5.1 RepliCel Representations.  RepliCel hereby represents and warrants to MainPointe that RepliCel has full corporate power to enter into this Agreement, to perform its obligations hereunder, and has all rights necessary, to perform its obligations hereunder

5.2 MainPointe Representations.  MainPointe hereby represents and warrants to RepliCel that MainPointe has full corporate power to enter into this Agreement, and to perform its obligations hereunder.

6. TERMINATION

6.1 Generally.  This Agreement shall become effective on the Effective Date and shall expire on the expiration of the Term, provided that RepliCel shall have the right, in its sole discretion and at any time during the Term, to terminate this Agreement by paying MainPointe the net present value of the then unpaid Aggregate Royalty ("Buy-Out Amount") as set out in Section 6.3.  RepliCel shall continue to pay the Royalties, in accordance with Section 2.1, until the Buy-Out Amount is determined and paid.  Upon payment of the Buy-Out Amount, this Agreement shall terminate.

6.2 Survival. Upon the expiration of this Agreement, nothing herein shall be construed to release either party from any obligation that matured prior to the date of such termination and Sections 3, 4, 5, 6.2 , 7 and 8 of this Agreement shall survive any such termination.

6.3 Termination by RepliCel.  If RepliCel choose the exercise the right in Section 6.1 to terminate this Agreement by paying the Buy-Out Amount to MainPointe, the Buy-Out Amount shall be finally determined by an independent third party valuator (the "Independent Valuator") as selected by mutual agreement of the Parties, acting reasonably. The determination of the Independent Valuator shall be final and binding upon the Parties, absent manifest error.  RepliCel agrees to pay the Independent Valuator's costs; provided, however, that each Party shall bear its own costs in presenting its arguments to the Independent Valuator. The Independent Valuator shall be deemed to act as an expert and not as an arbitrator.

7. DAMAGES

7.1 Direct Damages.  Each Party shall be liable to the other Party for any direct damages arising out of or relating to its performance or failure to perform under this Agreement including any breach by a Party of any covenant, representation or warranty contained in this Agreement of such Party; provided that, except as provided in Section 7.3, the liability of a Party to the other Party for direct damages under this Agreement shall not exceed an amount equal to the Aggregate Royalty.

7.2 Consequential Damages.  Except for direct damages and as provided in Section 7.3, neither Party shall be liable to the other for any indirect, incidental, special, punitive or consequential damages arising out of or relating to its performance or failure to perform under this Agreement.

7.3 Exclusions.  The limitations on amounts and types of damages set forth in Section 7.1 and Section 7.2 shall not apply to:

(a) any losses, liabilities or damages resulting from a Party's failure to pay any taxes due and properly payable by such Party under this Agreement;

(b) any losses, liabilities or damages (including death and personal injury), resulting from the fraud, gross negligence, or intentional tortuous conduct of a Party (or, for clarity, its agents, subcontractors and representatives); and

(c) any losses, liabilities or damages resulting from a Party's failure with respect to confidentiality.

8. MISCELLANEOUS

8.1 Entire Agreement.  This Agreement constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, that may have related in any way to the subject matter hereof.

8.2 Amendments and Waivers.  No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each Party. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

8.3 Succession and Assignment.  This Agreement and all of the provisions hereof shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Neither RepliCel nor MainPointe may assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the other party, such consent not to be unreasonably held by either party.

8.4 No Third-Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any party other than the Parties and their respective successors and permitted assigns.

8.5 Governing Law.  This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia, including the applicable federal laws of Canada but excluding its conflict of laws rules. Subject to Section 8.6, the Parties hereby irrevocably submit to the exclusive jurisdiction of the Supreme Court of British Columbia, Vancouver Registry (and the Federal Court sitting in Vancouver, British Columbia as the subject matter of a dispute may dictate) in the event of any dispute or proceeding hereunder.

8.6 Arbitration.  With respect to disputes, the Parties agree that all disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated therewith or derived therefrom, shall be referred to and finally resolved by arbitration under the International Commercial Arbitration Rules of Procedure of the British Columbia International Commercial Arbitration Centre.  The panel shall consist of one arbitrator and the appointing authority shall be the British Columbia International Commercial Arbitration Centre.  The case shall be administered by the British Columbia International Commercial Arbitration Centre in accordance with its Rules.  The language of the arbitration shall be English.  The place of arbitration shall be Vancouver, British Columbia, Canada.  The decision of the arbitrator shall be binding upon both parties and no appeal shall lie therefrom.  Notwithstanding the above arbitration provision, nothing herein shall preclude either party from applying to a court of competent jurisdiction for an order enjoining any activity by the other party pending the hearing of the arbitration.

8.7 Severability.  If any provision in this Agreement shall be invalid, illegal, or unenforceable in any jurisdiction, the validity, legality, and enforceability of the remaining provisions, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

8.8 Notices.  Notice to a Party must be given in writing. Notice may be given by personal delivery (including commercial courier) to a Party by fax or by email, and will be validly given if delivered on a Business Day to such Party at the following address, or, if transmitted on a Business Day by fax or email addressed to the following Party:

if to RepliCel: 900 - 570 Granville Street
 Vancouver, BC, Canada  V6C 3P1

 Attention: President and CEO

if to MainPointe:  2604 River Green Circle, Louisville, KY 40206

 Attention: John Shutte, CEO

8.9 Construction and Further Assurances.  In the construction of this Agreement, the rule of construction that a document is to be construed most strictly against a party who prepared the same shall not be applied, it being agreed that all parties have participated in the preparation of the final form of this Agreement. Each of the Parties hereby covenants and agrees that, at any time and from time to time after the Effective Date, it will, at its expense and upon the request of any other Party, do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances and assurances as may be required for the better carrying out and performance of the obligations of the Parties under this Agreement and the terms of this Agreement.

8.10 Force Majeure.  No Party hereto shall have any liability under or be in breach of this Agreement for such Party's failure or delay in performing any of the obligations imposed by this Agreement to the extent such failure or delay is the result of or due to causes beyond the Party's reasonable control including, but not limited to, causes such as strikes, lockouts or other labor disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, epidemics, pandemics (including the COVID-19 pandemic), war, embargoes, severe weather, fire, earthquakes, acts of God or the public enemy, nuclear disasters, or default of a common carrier; provided that each of the Parties acknowledges that on March 11, 2020, the World Health Organization declared a pandemic in connection with the outbreak of COVID-19, and as of the date of this Agreement, each Party does not anticipate that it will not be able to perform when due any of the obligations imposed on it by this Agreement as a result of the COVID-19 pandemic.

8.11 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. This Agreement may be executed by facsimile, photo or electronic signature and such facsimile, photo or electronic signature shall constitute an original for all purposes.

8.12 Currency.  All references to currency amounts in this Agreement are to the lawful currency of the United States of America.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers.

REPLICEL LIFE SCIENCES INC. Per: /s/ R. Lee Buckler Name: R. Lee Buckler Title: President and CEO	MAINPOINTE PHARMACEUTICALS, LLC Per: /s/ Frank L. Yetta Name: Frank L. Yetta Title: Vice President/Manager